As filed with the Securities and Exchange Commission on March 28, 2005

Registration No. 333-109885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 4

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MENTOR GRAPHICS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Oregon	93-0786033
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Mentor Graphics Corporation

8005 SW Boeckman Road

Wilsonville, Oregon 97070-7777

(503) 685-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Dean M. Freed

Vice President and General Counsel

Mentor Graphics Corporation

8005 SW Boeckman Road

Wilsonville, Oregon 97070-7777

(503) 685-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Tad J. Freese

Latham & Watkins LLP

505 Montgomery Street, Suite 1900

San Francisco, California 94111

(415) 391-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Explanatory Note

We have prepared this Post-Effective Amendment No. 4 to Form S-3 Registration Statement (File No. 333-109885) for the purpose of updating the list of selling securityholders pursuant to our obligations under a Registration Rights Agreement dated as of August 6, 2003. In addition, we have made changes in order to make the Registration Statement more current, such as updating risk factors and the market price information for our common stock.

PROSPECTUS

$110,000,000

Floating Rate Convertible Subordinated Debentures due 2023

The Offering:

In August 2003, we issued and sold $110,000,000 aggregate principal amount of our Floating Rate Convertible Subordinated Debentures due 2023 at an issue price of $1,000 per Debenture. This prospectus will be used by selling securityholders to resell the Debentures and the common stock issuable upon conversion of the Debentures. The Debentures are our unsecured obligations, subordinated in right of payment to all our existing and future Senior Debt, as defined in this prospectus.

The Debentures bear cash interest at a variable rate of interest on the original principal amount from the issue date, or from the most recent date on which interest has been paid or provided for. Cash interest is payable quarterly in arrears on February 6, May 6, August 6 and November 6 of each year, beginning November 6, 2003, unless the Debentures are earlier redeemed or converted. The variable interest rate was set on August 6, 2003, was equal to a rate of 3-month LIBOR plus 1.65% per annum and will be reset quarterly, commencing on November 6, 2003.

Convertibility of the Debentures:

You may convert each $1,000 principal amount of Debentures into a number of shares of our common stock as set forth in this prospectus, which we refer to as the conversion rate, only under any of the following circumstances: (1) on any date prior to August 6, 2021, during any fiscal quarter after the fiscal quarter ending September 30, 2003 if the sale price of our common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than or equal to 120% of the conversion price per share of our common stock on that 30th trading day; (2) on any date on or after August 6, 2021, at any time after the sale price of our common stock exceeds 120% of the then current conversion price; (3) subject to certain exceptions, during the five business day period after any 10 consecutive trading day period in which the trading price per Debenture for each day of that period was less than 98% of the product of (a) the sale price of our common stock on that day multiplied by (b) the conversion rate on each such day; (4) if the Debentures have been called for redemption; or (5) upon the occurrence of specified corporate transactions described in this prospectus. Our common stock is quoted on the Nasdaq National Market under the symbol “MENT.” The last reported sale price of our common stock on March 24, 2005 was $13.49.

Purchase of the Debentures by Us at the Option of the Holder:

You may require us to purchase all or a portion of your Debentures on August 6, 2010, 2013 or 2018 or upon the occurrence of a change of control as described in this prospectus. We will pay the repurchase price in cash at a price equal to 100% of the principal amount of Debentures being repurchased, plus accrued and unpaid interest to the date of repurchase.

Redemption of the Debentures at Our Option:

We may redeem for cash all or a portion of the Debentures at any time on or after August 6, 2007 at the prices described in this prospectus.

Investing in the Debentures involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements in the sections entitled “Risk Factors” and “Prospectus Summary” and elsewhere in, or incorporated by reference in, this prospectus regarding our future financial position, our business strategy and our management’s plan and objectives for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under the section “Risk Factors” and elsewhere in, and incorporated by reference in, this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. You are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update forward-looking statements.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. Other terms used to identify companies and products may be trademarks of their respective owners.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, appearing elsewhere or incorporated by reference in this prospectus. Investors should carefully consider the information in this prospectus, including the information set forth under “Risk Factors” and the information incorporated by reference in this prospectus. Unless the context otherwise requires, the terms “Mentor Graphics,” “Mentor Graphics Corporation,” “company,” “we,” “us” and “our” refer to Mentor Graphics Corporation and its subsidiaries.

Mentor Graphics Corporation

Mentor Graphics Corporation is a technology leader in electronic design automation, or EDA, providing software and hardware design tools that enable companies to send better electronic products to market faster and more cost-effectively. We manufacture, market and support our EDA products and provide related services, which together are used by engineers to design, analyze, simulate, model, implement and verify the components of electronic systems.

We market our products and services worldwide, primarily to large companies in the communications, computer, consumer electronics, semiconductor, aerospace, networking, multimedia and transportation industries. Customers use our products in the design of semiconductors, such as microprocessors, field programmable gate arrays and memory and application specific integrated circuits, as well as a diverse set of electronic products, including automotive electronics, video game consoles, telephone-switching systems, cellular handsets, computer network hubs and routers, signal processors, personal computers, video conferencing equipment, 3-D graphics boards, digital audio broadcast radios, smart cards, products enabled with Bluetooth short-range wireless radio technology and 802.11 wireless networking technology. We license our products through our direct sales force and an affiliated channel of distributors and sales representatives.

We were incorporated in Oregon in 1981, and our common stock is quoted on the Nasdaq National Market under the symbol “MENT.” Our executive offices are located at 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777, and the telephone number at that address is (503) 685-7000.

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the Debentures, see “Description of Debentures” in this prospectus.

Issuer	Mentor Graphics Corporation.

Securities Offered	$110,000,000 aggregate principal amount of Floating Rate Convertible Subordinated Debentures due 2023.

Maturity Date	August 6, 2023.

Ranking	The Debentures are our unsecured obligations, subordinated in right of payment to all of our existing and future Senior Debt. The indenture for the Debentures does not restrict the amount of Senior Debt or other Indebtedness that we or any of our subsidiaries can incur. At December 31, 2004, our Senior Debt totaled approximately $12.0 million. For additional information, see “Description of Debentures—Ranking.”

The Debentures are not guaranteed by any of our subsidiaries and, accordingly, the Debentures are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries, including trade payables. As of December 31,

2004, our subsidiaries had $123.7 million of indebtedness and other liabilities, excluding intercompany debt.

The Debentures rank pari passu with our outstanding $171.5 million of 6 7/8% Convertible Subordinated Notes due 2007.

Interest	The Debentures bear cash interest at a variable rate of interest on the original principal amount from the issue date, or from the most recent date to which interest has been paid or provided for. Cash interest is payable quarterly in arrears on February 6, May 6, August 6 and November 6 of each year, beginning November 6, 2003, unless the Debentures are earlier redeemed or converted. The variable interest rate was set on August 6, 2003, was equal to a rate of 3-month LIBOR plus 1.65% per annum and will be reset quarterly, commencing on November 6, 2003. The variable interest rate will be calculated using the actual number of days elapsed between the variable interest rate reset dates divided by 360.

Conversion Rights	Holders may convert their Debentures prior to stated maturity only under any of the following circumstances:

•      on any date prior to August 6, 2021, during any fiscal quarter after the fiscal quarter ending September 30, 2003 (and only during such fiscal quarter) if the sale price of our common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than or equal to 120% of the conversion price per share of our common stock on that 30th trading day;

• on any date on or after August 6, 2021, at any time after the sale price of our common stock exceeds 120% of the then current conversion price;

•      subject to certain exceptions, during the five business day period after any 10 consecutive trading day period in which the trading price per Debenture for each day of that period was less than 98% of the product of (a) the sale price of our common stock on that day multiplied by (b) the conversion rate on each such day;

• if the Debentures have been called for redemption by us; or

• upon the occurrence of specified corporate transactions.

For each $1,000 principal amount of Debentures surrendered for conversion, a holder initially will receive 42.7305 shares of our common stock. This represents an initial conversion price of approximately $23.40 per share of common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued and unpaid interest or accrued and unpaid liquidated damages, if any, or upon our distribution to holders of our common stock of any cash dividend after the fourth anniversary of the original issuance of the Debentures. Debentures called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.

Sinking Fund	None.

Optional Redemption by Us	We may not redeem the Debentures prior to August 6, 2007. We may redeem some or all of the Debentures for cash on or after August 6, 2007, upon at least 20 days’

but not more than 60 days’ notice by mail to holders of Debentures at the redemption prices set forth under “Description of Debentures—Optional Redemption by Us.”

Repurchase of the Debentures at Option of the Holder on a Specified Date	You may require us to repurchase all or a portion of your Debentures in cash on August 6, 2010, 2013 or 2018, at a repurchase price equal to 100% of the principal amount of the Debentures being repurchased, plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, to, but not including, the repurchase date. For additional information, see “Description of Debentures—Repurchase at Option of the Holder.”

Repurchase of the Debentures Upon a Change of Control	Upon a change of control of Mentor Graphics, you may require us, subject to certain conditions, to repurchase all or a portion of your Debentures. We will pay a purchase price equal to 100% of the principal amount of such Debentures plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, to, but not including, the repurchase date. We will pay the repurchase price in cash. For additional information, see “Description of Debentures—Repurchase of Debentures upon the Occurrence of a Change of Control.”

Events of Default	If there is an event of default under the Debentures, the principal amount of the Debentures, plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs. For additional information, see “Description of Debentures — Events of Default.”

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale under this prospectus of Debentures and the common stock issuable upon conversion of the Debentures. We will not receive any proceeds from these sales. For additional information, see “Use of Proceeds.”

Common Stock	Our common stock is quoted on the Nasdaq National Market under the symbol “MENT.”

We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777 Attention: Investor Relations, or call (503) 685-1462 to make your request.

RISK FACTORS

You should consider the risk factors below as well as the other information set forth or incorporated by reference in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, our ability to make payments on the Debentures could be impaired, the trading price of the Debentures and our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

Risks Related to Our Business

Weakness in the United States and international economies may materially adversely affect us.

United States and international economies can experience economic downturns, which may have an adverse affect on our results of operations. Weakness in these economies may adversely affect the timing and receipt of orders for our products and our results of operations. Revenue levels are dependent on the level of technology capital spending, which include expenditures for EDA, software, hardware and consulting services, in the United States and abroad. In addition, demand for our products and services may be adversely affected by mergers and company restructurings in the electronics industry worldwide which could result in decreased or delayed capital spending patterns.

We are subject to the cyclical nature of the integrated circuit and electronics systems industries, and any future downturns may materially adversely affect us.

Purchases of our products and services are highly dependent upon new design projects initiated by customers in the integrated circuit and electronics systems industries. These industries are highly cyclical and are subject to constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The integrated circuit and electronics systems industries regularly experience significant downturns, often connected with, or in anticipation of, maturing product cycles of companies in these industries and their customers’ products and a decline in general economic conditions. These downturns cause diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. During such downturns, the number of new design projects generally decreases, which can adversely affect demand for our products and services.

Over the past several years, integrated circuit manufacturers and electronics systems companies have experienced a downturn in demand and production, which has resulted in reduced research and development spending by many of our customers. While many of these companies appear to have experienced a gradual recovery in the second half of 2003 and in 2004, they have continued their focus on cost containment. Any economic downturn could harm our business, operating results and financial condition.

Fluctuations in quarterly results of operations due to the timing of significant orders and the mix of licenses used to sell our products could hurt our business and the market price of our common stock.

We have experienced, and may continue to experience, varied quarterly operating results. Various factors affect our quarterly operating results and some of these are not within our control, including customer demand, the timing of significant orders and the mix of licenses used to sell our products. We receive a majority of our software product revenue from current quarter order performance, of which a substantial amount is usually booked in the last few weeks of each quarter. A significant portion of our revenue comes from multi-million dollar contracts, the timing of the completion of and the terms of delivery of which can have a material impact on revenue recognition for a given quarter. If we fail to receive expected orders in a particular quarter, particularly large orders, our revenues for that quarter could be adversely affected. In such an event, we could fail to meet investors’ expectations, which could adversely affect our stock price.

We use fixed-term license agreements as a standard business practice. These multi-year, multi-element term license agreements are typically three years in length, with customers we believe are credit-worthy and have payments spread over the license term. The complexity of these agreements tends to increase the risk associated with collectibility from customers that can arise for a variety of reasons including ability to pay, product dissatisfaction, disagreements and disputes. If we are unable to collect under any of these multi-million dollar agreements, our results of operations could be adversely affected.

We use these fixed-term license agreements as a standard business practice and have a history of successfully collecting under the original payment terms without making concessions on payments, products or services. If we no longer had a history of collecting without providing concessions on term agreements, then revenue would be required to be recognized as the payments become due and payable over the license term. This change would have a material impact on our results.

Our revenue is also affected by the mix of licenses entered into where we recognize software product revenue as payments become due and payable or ratably over the license term as compared to revenue recognized at the beginning of the license term. We recognize revenue ratably over the license term when the customer is provided with rights to unspecified or unreleased future products. A shift in the license mix toward increased ratable or due and payable revenue recognition would result in increased deferral of software product revenue to future periods and would decrease current revenue, possibly resulting in us not meeting revenue expectations.

The gross margin on our software products is greater than that for our hardware products, software support and professional services. Therefore, our gross margin may vary as a result of the mix of products and services sold. Additionally, the margin on software products varies year to year depending on the amount of third-party royalties due to third parties from us for the mix of products sold. We also have a significant amount of fixed or relatively fixed costs, such as professional service employee costs and purchased technology amortization, and costs which are committed in advance and can only be adjusted periodically. As a result, a small failure to reach planned revenue would likely have a relatively large negative effect on resulting earnings. If anticipated revenue does not materialize as expected, our gross margins and operating results would be materially adversely affected.

Accounting rules governing revenue recognition may change.

The accounting rules governing software revenue recognition have been subject to authoritative interpretations that have generally made it more difficult to recognize software product revenue at the beginning of the license period. If this trend continues, new and revised standards and interpretations could adversely affect our ability to meet revenue expectations.

Forecasting our tax rates is complex and subject to uncertainty.

Forecasts of our income tax position and resultant effective tax rate are complex and subject to uncertainty as our income tax position for each year combines: (a) the effects of a mix of profits (losses) earned by us and our subsidiaries in tax jurisdictions with a broad range of income tax rates, (b) benefits from available deferred tax assets (c) taxes, interest or penalties resulting from tax audits and (d) changes in tax laws or the interpretation of such tax laws. In order to forecast our global tax rate, pre-tax profits and losses by jurisdiction are estimated and tax expense by jurisdiction is calculated. If the mix of profits and losses or effective tax rates by jurisdiction are different than those estimates, our actual tax rate could be materially different than forecast.

New accounting standard related to equity compensation will cause us to recognize an additional expense, which will result in a reduction in our net income.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supercedes Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” relating to the accounting for equity-based compensation. This statement requires us to record a charge to compensation expense for stock option grants. We currently account for stock options under SFAS No. 123. As permitted by SFAS No. 123, we have elected to use the intrinsic value method prescribed by APB No. 25 to measure compensation expense for stock-based awards granted to employees, under which the granting of stock options is not considered compensation if the option exercise price is not less than the fair market value of the common stock at the grant date. Starting in July 2005, the FASB’s statement will require that stock-based awards be accounted for using a fair-value based method, which would require us to measure the compensation expense for all such awards, including stock options, at fair-value at the grant date. We are evaluating the requirements of SFAS No. 123R and expect that the adoption will have a material adverse effect on our net income.

Our business is subject to evolving corporate governance and public disclosure regulations that have increased both our costs and the risk of noncompliance, which could have an adverse effect on our stock price.

Because our common stock is publicly traded on the Nasdaq Stock Market, we are subject to rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Securities and Exchange Commission, Nasdaq and the Public Company Accounting Oversight Board, which monitors the accounting practices of public companies. Many of these regulations have only recently been enacted, and continue to evolve, making compliance more difficult and uncertain. In particular, Section 404 of Sarbanes-Oxley Act of 2002 and related regulations have required us to include a management assessment of our internal controls over financial reporting and auditor attestation of that assessment in our annual report for fiscal year ending December 31, 2004. This effort has required, and continues to require, the commitment of significant financial and managerial resources. A failure to complete a favorable assessment and obtain our auditors’ attestation could have a material adverse effect on our stock price.

Outcome of Internal Revenue Service and other tax authorities examinations could have a material adverse affect on us.

The Internal Revenue Service and other tax authorities regularly examine our income tax returns. Significant judgment is required in determining our provision for income taxes. In determining the adequacy of our income taxes, we assess the likelihood of adverse outcomes resulting from the Internal Revenue Service and other tax authorities’ examinations. The ultimate outcome of these examinations cannot be predicted with certainty. Should the Internal Revenue Service or other tax authorities assess additional taxes as a result of examinations, we may be required to record charges to operations in future periods that could have a material impact on the results of operations, financial position or cash flows in the applicable period or periods recorded.

Limitations on of controls has limitations.

We do not expect that our disclosure controls or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. Failure of our control systems to prevent error or fraud could materially adversely impact us.

The lengthy sales cycle for our products and services and delay in customer consummation of projects make the timing of our revenue difficult to predict.

We have a lengthy sales cycle that generally extends between three and six months. The complexity and expense associated with our products and services generally requires a lengthy customer evaluation and approval process. Consequently, we may incur substantial expenses and devote significant management effort and expense to develop potential relationships that do not result in agreements or revenue and may prevent us from pursuing other opportunities.

In addition, sales of our products and services may be delayed if customers delay approval or commencement of projects because of customers’ budgetary constraints, internal acceptance review procedures, timing of budget cycles or timing of competitive evaluation processes.

Any loss of our leadership position in certain portions of the EDA market could have a material adverse affect on us.

The industry in which we compete is characterized by very strong leadership positions in specific portions of the EDA market. For example, one company may enjoy a large percentage of sales in the physical verification portion of the market while another will have a similarly strong position in mixed-signal simulation. These strong leadership positions can be maintained for significant periods of time as the software is difficult to master and customers are disinclined to make changes once their employees, as well as others in the industry, have developed familiarity with a particular software product. For these reasons, much of our profitability arises from niche areas in which we are the strong leader. Conversely, it is difficult for us to achieve significant profits in niche areas where other companies are the leaders. If for any reason we lose our leadership position in a niche, we could be materially adversely affected.

Intense competition in the EDA industry could materially adversely affect us.

Competition in the EDA industry is intense, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. Our success depends upon our ability to acquire or develop and market products and services that are innovative and cost-competitive and that meet customer expectations.

We currently compete primarily with two large companies: Cadence Design Systems, Inc. and Synopsys, Inc. We also compete with numerous smaller companies, a number of which have combined with other EDA companies. We also compete with manufacturers of electronic devices that have developed, or have the capability to develop, their own EDA products internally.

We may acquire other companies and may not successfully integrate them or the companies we have recently acquired.

The industry in which we compete has seen significant consolidation in recent years. During this period, we have acquired numerous businesses, and are frequently in discussions with potential acquisition candidates and may acquire other businesses in the future. While we expect to carefully analyze all potential transactions before committing to them, we cannot assure that any transaction that is completed will result in long-term benefits to us or our shareholders or that our management will be able to manage the acquired businesses effectively. In addition, growth through acquisition involves a number of risks. If any of the following events occurs after we acquire another business, it could materially adversely affect us:

•	difficulties in combining previously separate businesses into a single unit;

•	the substantial diversion of management’s attention from day-to-day business when evaluating and negotiating acquisition transactions and then integrating the acquired business;

•	the discovery after the acquisition has been completed of liabilities assumed with the acquired business;

•	the failure to realize anticipated benefits, such as cost savings and revenue increases;

•	the failure to retain key personnel of the acquired business;

•	difficulties related to assimilating the products of an acquired business in, for example, distribution, engineering and customer support areas;

•	unanticipated costs;

•	adverse effects on existing relationships with suppliers and customers; and

•	failure to understand and compete effectively in markets in which we have limited previous experience.

Acquired businesses may not perform as projected, which could result in impairment of acquisition-related intangible assets. Additional challenges include integration of sales channels, training and education of the sales force for new product offerings, integration of product development efforts, integration of systems of internal controls and integration of information systems. Accordingly, in any acquisition there will be uncertainty as to the achievement and timing of projected synergies, cost savings and sales levels for acquired products. All of these factors can impair our ability to forecast, meet revenue and earnings targets and manage effectively our business for long-term growth. We cannot assure that we can effectively meet these challenges.

Risks of international operations and the effects of foreign currency fluctuations can adversely impact our business and operating results.

We realize more than half of our revenue from customers outside the United States and approximately one-fourth of our expenses are generated outside of the United States. Significant changes in exchange rates can have an adverse effect on us. In addition, international operations subject us to other risks including longer receivables collection periods, changes in a specific country’s or region’s economic or political conditions, trade protection measures, import or export licensing requirements, loss or modification of exemptions for taxes and tariffs, limitations on repatriation of earnings and difficulties with licensing and protecting our intellectual property rights.

Delay in production of components or the ordering of excess components for our Mentor Emulation Division hardware products could materially adversely affect us.

The success of our Mentor Emulation Division depends on our ability to procure hardware components on a timely basis from a limited number of suppliers, assemble and ship systems on a timely basis with appropriate quality control, develop distribution and shipment processes, manage inventory and related obsolescence issues and develop processes to deliver customer support for hardware. Our inability to be successful in any of the foregoing could materially adversely affect us.

We commit to purchase component parts from suppliers based on sales forecasts of our Mentor Emulation Division products. If we cannot change or be released from these non-cancelable purchase commitments, or if orders for our products do not materialize as anticipated, we could incur significant costs related to the purchase of excess components which could become obsolete before we can use them. Additionally, a delay in production of the components could materially adversely affect our operating results.

Our failure to adequately protect our proprietary rights or to obtain software or other intellectual property licenses could materially adversely affect us.

Our success depends, in large part, upon our proprietary technology. We generally rely on patents, copyrights, trademarks, trade secret laws, licenses and restrictive agreements to establish and protect our proprietary rights in technology and products. Despite precautions we may take to protect our intellectual property, we cannot assure you that third parties will not try to challenge, invalidate or circumvent these protections. The companies in the EDA industry, as well as entities and persons outside the industry, are obtaining patents at a rapid rate. As a result, we may on occasion be forced to engage in costly patent litigation to protect our rights or defend our customers’ rights. We may also need to settle these claims on terms that are unfavorable; such settlements could result in the payment of significant damages or royalties, or force us to stop selling or redesign one or more products. We cannot assure that the rights granted under our patents will provide us with any competitive advantages, that patents will be issued on any of our pending applications or that future patents will be sufficiently broad to protect our technology. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent as United States law protects these rights in the United States.

Some of our products include software or other intellectual property licensed from third parties, and we may have to seek new licenses or renew existing licenses for software and other intellectual property in the future. Our failure to obtain software or other intellectual property licenses or rights on favorable terms could materially adversely affect us.

Future litigation may materially adversely affect us.

Any future litigation may result in injunctions against future product sales and substantial unanticipated legal costs and divert the efforts of management personnel, any and all of which could materially adversely affect us.

Errors or defects in our products and services could expose us to liability and harm our reputation.

Our customers use our products and services in designing and developing products that involve a high degree of technological complexity and have unique specifications. Because of the complexity of the systems and products with which we work, some of our products and designs can be adequately tested only when put to full use in the marketplace. As a result, our customers or their end users may discover errors or defects in our software or the systems we design, or the products or systems incorporating our designs and intellectual property may not operate as expected. Errors or defects could result in:

•	loss of current customers and loss of, or delay in, revenue and loss of market share;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources to resolve the problems resulting from errors or defects; and

•	increased service costs.

Our failure to attract and retain key employees may harm us.

We depend on the efforts and abilities of our senior management, our research and development staff and a number of other key management, sales, support, technical and services personnel. Competition for experienced, high-quality personnel is intense, and we cannot assure that we can continue to recruit and retain such personnel. The failure by us to hire and retain such personnel would impair our ability to develop new products and manage our business effectively.

Regulations adopted by the Nasdaq Stock Market require stockholder approval for new stock option plans and significant amendments to existing plans, including increases in options. These regulations could make it more difficult for us to grant equity compensation to employees in the future. To the extent that these regulations make it more difficult or expensive to grant equity compensation to employees, we may incur increased compensation costs or find it difficult to attract and retain employees, which could materially and adversely affect us.

Terrorist attacks and other acts of violence or war may materially adversely affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

Terrorist attacks may negatively affect our operations and investment in our business. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive and ultimately affect our sales.

Any armed conflict entered into by the United States could have an impact on our sales and our ability to deliver products to our customers. Political and economic instability in some regions of the world may also result from an armed conflict and could negatively impact our business. We currently have operations in Pakistan, Egypt and Israel, countries that may be particularly susceptible to this risk. The consequences of any armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in or exacerbate economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in volatility of the market price for our securities.

Our articles of incorporation, Oregon law and our shareholder rights plan may have anti-takeover effects.

Our board of directors has the authority, without action by the shareholders, to designate and issue up to 1,200,000 shares of incentive stock in one or more series and to designate the rights, preferences and privileges of each series without any further vote or action by the shareholders. Additionally, the Oregon Control Share Act and the Business Combination Act limit the ability of parties who acquire a significant amount of voting stock to exercise control over us. These provisions may have the effect of lengthening the time required for a person to acquire control of us through a proxy contest or the election of a majority of the board of directors. In February 1999, we adopted a shareholder rights plan which has the effect of making it more difficult for a person to acquire control of us in a transaction not approved by our board of directors. The potential issuance of incentive stock, the provisions of the Oregon Control Share Act and the Business Combination Act and our shareholder rights plan may have the effect of delaying, deferring or preventing a change of control of us, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Our debt obligations expose us to risks that could adversely affect our business, operating results and financial condition, and could prevent us from fulfilling our obligations under such indebtedness.

We have a substantial level of indebtedness. As of December 31, 2004, we had $293.5 million of outstanding indebtedness, which includes $171.5 million of 6 7/8% Convertible Subordinated Notes (Notes) due 2007 and $110.0 million of Floating Rate Convertible Subordinated Debentures (Debentures) due 2023. This level of indebtedness among other things, could:

•	make it difficult for us to satisfy our payment obligations on its debt;

•	make it difficult for us to incur additional indebtedness or obtain any necessary financing in the future for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	make us more vulnerable in the event of a downturn in our business;

•	make us more vulnerable in the event of an increase in interest rates if we must incur new debt to satisfy our obligations under the Notes and Debentures; or

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have greater access to capital resources.

If we experience a decline in revenue due to any of the factors described in this section entitled “Risk Factors,” we could have difficulty paying amounts due on our indebtedness. Any default under our indebtedness could have a material adverse effect on our business, operating results and financial condition.

Risks Related to the Debentures

Our indebtedness could adversely affect our financial condition, and we may incur substantially more debt.

As of December 31, 2004, we had approximately $293.5 million aggregate principal amount of consolidated indebtedness. Our indebtedness could adversely affect us. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	place us at a competitive disadvantage relative to our competitors with less debt.

In addition, the Debentures will require the dedication of a substantial portion of our cash flow from operations to the payment of the principal of, and interest on, our existing and future indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes.

We may incur additional indebtedness in the future. The terms of the Debentures will not, and the terms of our existing and future indebtedness may not, prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

The Debentures are subordinated to all of our senior indebtedness.

The Debentures are our unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness, and will rank pari passu with our outstanding $171.5 million aggregate principal amount of 6 7/8% Convertible Subordinated Notes due 2007. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the Debentures due to an event of default and in specific other events, our assets will be available to pay obligations on the Debentures only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. The indenture governing the Debentures does not prohibit or limit the incurrence of senior indebtedness by us or the incurrence of other indebtedness and liabilities by us. The incurrence of additional indebtedness and liabilities could adversely affect our ability to pay our obligations on the Debentures. As of December 31, 2004, we had approximately $12.0 million of outstanding senior indebtedness. We anticipate that from time to time we may incur additional indebtedness, including senior indebtedness.

In addition, the Debentures are not guaranteed by any of our subsidiaries and, accordingly, the Debentures are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries, including trade creditors. As of December 31, 2004, our subsidiaries had approximately $123.7 million of outstanding indebtedness and other liabilities (excluding intercompany debt).

The Debentures are not protected by restrictive covenants.

The indenture governing the Debentures does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change of control except as described under “Description of Debentures—Repurchase of Debentures upon the Occurrence of a Change of Control.”

We may not have the ability to repurchase the Debentures.

Upon the occurrence of a change of control, we would be required under the indenture governing the Debentures to repurchase up to all outstanding Debentures at the option of the holders of such Debentures. In addition, you may require us to repurchase your Debentures on August 6, 2010, 2013 or 2018. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Debentures tendered by the holders. A change of control would also constitute an event of default under our credit agreement, which would prohibit us from repurchasing any Debentures. Any future credit agreements or other agreements relating to other indebtedness to which we become a party may contain similar restrictions and provisions. If we do not obtain a consent to the repurchase of the Debentures, we may remain prohibited from repurchasing the Debentures. Any failure to repurchase the Debentures when required will result in an event of default under the indenture. For more information, see “Description of Debentures—Repurchase at Option of the Holder” and “Description of Debentures—Repurchase of Debentures upon the Occurrence of a Change of Control.”

The conditional conversion feature of the Debentures could result in you receiving less than the value of the common stock into which a Debenture is convertible.

The Debentures are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your Debentures, and you may not be able to receive the value of the common stock into which the Debentures would otherwise be convertible.

You cannot be sure that a public market will develop for the Debentures.

On August 6, 2003, we issued the Debentures to the initial purchasers in a private placement. The Debentures are eligible for PORTAL, the Private Offering, Resale and Trading through Automated Linkages Market of the National Association of Securities Dealers, Inc., a screen-based automated market for trading securities for qualified institutional buyers. However, the Debentures resold pursuant to this prospectus will no longer be eligible for the PORTAL market. As a result, there may be a limited market for the Debentures. We do not intend to list the Debentures on any national securities exchange or on the Nasdaq National Market.

A public market may not develop for the Debentures. Although the initial purchasers have advised us that they intend to make a market in the Debentures, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you that any market for the Debentures will develop or, if one does develop, that it will be maintained. If a public market for the Debentures fails to develop or be sustained, the trading price of the Debentures could be materially adversely affected.

In addition, the liquidity and the market price of the Debentures may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects of the companies in our industry. The market price of the Debentures may also be significantly affected by the market price of our common stock, which could be subject to wide fluctuations in response to a variety of factors, including those described in this “Risk Factors” section. As a result, you cannot be sure that a public market will develop for the Debentures.

Volatile trading prices may require you to hold the Debentures for an indefinite period of time.

If a market develops for the Debentures, the Debentures might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions, our declaration of dividends (particularly in light of recent changes in U.S. tax laws) and our financial condition, performance and prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. The market for the Debentures may be subject to such fluctuations or disruptions, which could have an adverse effect on the price of the Debentures. You should be aware that you may be required to bear the financial risk of an investment in the Debentures for an indefinite period of time.

The price of our common stock continues to be highly volatile.

Based on the trading history of our common stock, we believe that the following factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially and are likely to have an effect on the trading price of the Debentures:

•	quarterly fluctuations in our operating and financial results;

•	announcements of new technologies, products and/or pricing by us or our competitors;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	changes in the ratings of our Debentures or other securities;

•	developments with respect to intellectual property disputes;

•	the pace of development of our new products and services; and

•	general conditions in the EDA industry.

In addition, an actual or anticipated shortfall in revenue, gross margins or results of operations from securities analysts’ expectations could have an immediate effect on the trading price of our common stock and the Debentures. Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of these companies. Market volatility may adversely affect the market price of our common stock, which could affect the price of the Debentures and limit our ability to raise capital or to make acquisitions, which could have an adverse effect on our business.

The issuance of shares of common stock upon conversion of the Debentures may have a dilutive effect.

The issuance of shares of our common stock upon the conversion of the Debentures will dilute the ownership interests of existing stockholders. The issuance of shares of our common stock upon conversion of the Debentures may also have the effect of reducing our net income per share from levels otherwise expected and could reduce the market price of our common stock unless revenue growth or cost savings sufficient to offset the effect of such issuance can be achieved. In addition, the existence of the Debentures may encourage short selling by market participants due to this dilution.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale under this prospectus of the Debentures and the common stock issuable upon conversion of the Debentures. We will not receive any proceeds from these sales.

From the private sale of the Debentures, we received net proceeds of approximately $105.7 million after deducting the initial purchasers’ discount and commissions and estimated offering expenses paid by us. We used a portion of the net proceeds to fund the purchase price for up to 1.75 million shares of our outstanding common stock repurchased by us simultaneously with the issuance of the Debentures. We have used the remainder for general corporate purposes, which has included acquisitions of other companies.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed and traded on the Nasdaq National Market under the symbol “MENT.” The following table shows, for the periods indicated, the high and low sales prices on the Nasdaq National Market:

	High	Low
Year ended December 31, 2003
First quarter	$10.11	$7.23
Second quarter	15.00	8.00
Third quarter	20.99	14.18
Fourth quarter	18.93	12.81
Year ended December 31, 2004
First quarter	$18.10	$14.55
Second quarter	18.45	15.07
Third quarter	15.65	10.10
Fourth quarter	15.43	10.30
Year ending December 31, 2005
First quarter (through March 24, 2005)	$15.35	$13.10

On March 24, 2005, the last sale price for our common stock as reported on the Nasdaq National Market was $13.49 per share. As of December 31, 2004, there were approximately 649 holders of record of our common stock.

We do not currently pay cash dividends and our credit agreement prohibits us from doing so. The timing and amount of future dividends, if any, will depend on earnings, cash requirements, our financial condition and other factors deemed relevant by our board of directors in its discretion.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004. You should read this table in conjunction with our consolidated financial statements and the related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus.

As of December 31, 2004
(in thousands)
Short-term debt:
Credit agreement	$—
Long-term debt, current portion	9,632
Total short-term debt	9,632
Long-term debt:
6 7/8% Convertible Subordinated Notes due 2007	171,500
Floating Rate Convertible Subordinated Debentures due 2023	110,000
Debentures payable	2,483
Total long-term debt	283,983
Stockholders’ equity:
Common stock, no par value, 200,000 authorized; 76,430 issued and outstanding (1)	363,455
Incentive stock, no par value, 1,200 authorized; none issued and outstanding	—
Deferred compensation	(508)
Retained earnings	39,717
Accumulated other comprehensive income	31,051
Total stockholders’ equity	433,715
Total capitalization	$727,330

(1)	Does not include 18,762,211 shares of common stock reserved for issuance under outstanding options as of December 31, 2004, approximately 7,408,744 shares issuable upon conversion of our existing 6 7/8% Convertible Subordinated Notes due 2007, and shares issuable upon conversion of the Debentures offered hereby.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected consolidated statement of operations data, other financial data and balance sheet data. The selected statement of operations data for the fiscal years ended 2004, 2003 and 2002 and selected balance sheet data as of December 31, 2004 and 2003 are derived from our audited consolidated financial statements and should be read in conjunction with our Annual Report on Form 10-K incorporated by reference in this prospectus. The selected statement of operations data for the fiscal years ended December 31, 2001 and 2000 and the selected balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus.

	Year Ended December 31,
	2004	2003	2002	2001	2000
Statement of Operations Data:
Total revenues	$710,956	$675,668	$596,179	$600,371	$589,835
Expenses:
Cost of revenues	107,557	116,697	117,184	114,673	118,688
Research and development	202,289	184,797	164,228	137,799	125,952
Marketing and selling	267,181	245,170	218,963	198,639	197,733
General and administration	74,255	75,984	72,491	64,954	66,707
Amortization of intangibles assets	3,586	3,883	2,255	7,520	2,965
Emulation litigation settlement	—	20,264	—	—	—
Special charges	9,213	14,120	6,184	46,343	2,611
Merger and acquisition related charges	7,700	1,860	28,700	—	11,590

Operating income (loss)	39,175	12,893	(13,826)	30,443	63,589
Other income, net	8,388	5,460	6,905	10,932	9,310
Interest expense	(18,619)	(17,224)	(11,696)	(2,504)	(2,403)

Income (loss) before income taxes	28,944	1,129	(18,617)	38,871	70,496
Provision for (benefit from) income taxes	49,494	(6,804)	(4,303)	7,767	15,509

Net income (loss)	$(20,550)	$7,933	$(14,314)	$31,104	$54,987

Net income (loss) per share:
Basic	$(0.28)	$0.12	$(0.22)	$0.48	$0.86

Diluted	$(0.28)	$0.11	$(0.22)	$0.46	$0.81
Weighted average number of shares outstanding:
Basic	72,381	67,680	65,766	64,436	64,125

Diluted	72,381	70,464	65,766	67,681	67,509
Balance Sheet Data:
Cash and cash equivalents	$67,916	$68,333	$34,969	$124,029	$109,112
Working capital (deficit)	90,621	87,943	(4,755)	149,293	132,695
Total assets	1,021,907	940,688	804,848	521,221	530,914
Notes payable and other long-term liabilities	303,081	309,929	196,960	14,466	7,247
Stockholders’ equity	433,715	374,366	359,720	326,208	316,537
Other Financial Data:
Net cash provided by (used in) operating activities	$40,519	$(14,631)	$(4,516)	$57,677	$91,090
Ratio of earnings to fixed charges(1)	2.02	1.04	—	5.11	8.28

(1)	For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and equity in joint venture, plus fixed charges. Earnings were insufficient to cover fixed charges by $18,617 for the year ended December 31, 2002.

DESCRIPTION OF DEBENTURES

We issued the Debentures under an indenture, dated as of August 6, 2003, between us and Wilmington Trust Company as trustee. The terms of the Debentures include those provided in the indenture.

The following description is only a summary of the material provisions of the Debentures and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the Debentures.

When we refer to “Mentor Graphics Corporation,” “Mentor Graphics,” “we,” “our” or “us” in this section, we refer only to Mentor Graphics Corporation, an Oregon corporation, and not its subsidiaries.

Brief Description of the Debentures

The Debentures:

•	are $110,000,000 in aggregate principal amount;

•	bear cash interest at a variable rate of interest, which we describe below, on the original principal amount from the issue date, or from the most recent date to which interest has been paid or provided for; such interest will be payable quarterly in arrears on February 6, May 6, August 6 and November 6, commencing on November 6, 2003;

•	are issued only in denominations of $1,000 principal amount and integral multiples thereof;

•	are our unsecured obligations, subordinated in right of payment to all of our existing and future Senior Debt; as our indebtedness, the Debentures are also effectively subordinated to all indebtedness and liabilities of our subsidiaries;

•	are convertible into our common stock initially at a conversion rate of 42.7305 shares per $1,000 principal amount of Debentures (equivalent to an initial conversion price of approximately $23.40 per share), under the conditions and subject to such adjustments as are described under “—Conversion Rights”;

•	are redeemable at our option in whole or in part beginning on August 6, 2007 upon the terms set forth under “—Optional Redemption by Us”;

•	are subject to repurchase by us at your option on August 6, 2010, 2013 or 2018 upon the terms set forth below under “—Repurchase at Option of the Holder”;

•	are subject to repurchase by us upon the occurrence of a change of control of Mentor Graphics, upon the terms set forth below under “—Repurchase of Debentures upon the Occurrence of a Change of Control”; and

•	are due on August 6, 2023, unless earlier converted, redeemed by us at our option or repurchased by us at your option on August 6, 2010, 2013 or 2018 or upon a change of control of Mentor Graphics.

The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Mentor Graphics, except to the extent described under “—Repurchase of Debentures upon the Occurrence of a Change of Control” below.

No sinking fund is provided for the Debentures, and the Debentures will not be subject to defeasance.

You may present definitive Debentures for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at Wilmington Trust Company, c/o Computershare Investor Services, 80 Pine Street, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global Debentures, see “—Form, Denomination and Registration.” No service charge will be made for any registration of transfer or exchange of Debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

You may not sell or otherwise transfer the Debentures or the common stock issuable upon conversion of the Debentures except in compliance with the provisions set forth below under “Plan of Distribution.”

Ranking

The Debentures are our unsecured obligations, subordinated in right of payment to all of our existing and future Senior Debt. The indenture does not restrict the amount of Senior Debt or other Indebtedness that we or any of our subsidiaries can incur. As of December 31, 2004, we had approximately $12.0 million aggregate principal amount of Senior Debt outstanding. As of December 31, 2004, our subsidiaries had approximately $123.7 million of indebtedness and other liabilities.

The payment of the principal of, interest on or any other amounts due on, the Debentures is subordinated in right of payment to the prior payment in full of all of our existing and future Senior Debt. No payment on account of principal of, interest on or any other amounts due on the Debentures, including, without limitation, any payments in connection with a redemption of the Debentures or a repurchase of the Debentures following a change of control may be made if:

•	a default in the payment of Designated Senior Debt occurs and is continuing beyond any applicable period of grace (called a “Payment Default”); or

•	a default other than a Payment Default on any Designated Senior Debt occurs and is continuing that permits the holders of, or the trustee or agent on behalf of the holders of, Designated Senior Debt to accelerate maturity, and the trustee receives a notice of such default (called a “Payment Blockage Notice”) from us or any other person permitted to give such notice under the indenture (called a “Non-Payment Default”).

We may resume payments and distributions on the Debentures:

•	in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist; and

•	in the case of a Non-Payment Default, upon the earlier of the date on which such Non-Payment Default is cured or waived or ceases to exist or 180 days from the date notice is received, if the maturity of the Designated Senior Debt has not been accelerated.

Notwithstanding the foregoing, only one Payment Blockage Notice with respect to the same event of default or any other events of default existing or continuing (even if unknown to the person giving notice) at the time of notice on the same issue of Designated Senior Debt may be given during any period of 360 consecutive days unless the event of default or other events of default have been cured or waived for a period of not less than 90 consecutive days. No new Payment Blockage Period may be commenced by the holders of Designated Senior Debt during any period of 360 consecutive days unless all events of default which triggered the preceding Payment Blockage Notice, and any other event of default existing or continuing at the time of such notice, have been cured or waived.

Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of Mentor Graphics or acceleration of the principal amount due on the Debentures because of any event of default, all Senior Debt must be paid in full in cash before the holders of the Debentures are entitled to any payments whatsoever.

As a result of these subordination provisions, in the event of our insolvency, holders of the Debentures may recover ratably less than the holders of our Senior Debt and our general creditors.

If the trustee or any holder of Debentures receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the Debentures before all Senior Debt is paid in full in cash, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt, and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

The Debentures are our exclusive obligations. Since a significant amount of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the Debentures, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debentures to participate in those assets) is effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

The indenture does not limit the amount of additional indebtedness, including Senior Debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities which any subsidiary can create, incur, assume or guarantee.

The Debentures offered hereby will rank pari passu with our outstanding $171.5 million of 6 7/8% Convertible Subordinated Notes due 2007.

“Credit Agreement” means the Credit Agreement dated as of July 14, 2003 among us, Bank of America, N.A., Key Corporate Capital, Inc., Fleet National Bank, and the other financial institutions party thereto, as amended from time to time, and all refundings, refinancings and replacements of the Credit Agreement.

“Designated Senior Debt” means any Indebtedness from time to time outstanding under the Credit Agreement and any particular Senior Debt that we have designated “Designated Senior Debt” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the Senior Debt to exercise rights of Designated Senior Debt).

“Indebtedness” means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, the Debentures or similar instruments or letters of credit, bank guarantees or bankers’ acceptances, or reimbursement agreements in respect thereof, or representing the balance deferred and unpaid of the purchase price of any property, including pursuant to capital leases and sale-and-leaseback transactions, or representing our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on our balance sheet, or under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, or representing any hedging obligations under an Exchange Rate Contract or an Interest Rate Agreement, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than obligations under an Exchange Rate Contract or an Interest Rate Agreement, would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the Guarantee of items which would be included within this definition. The amount of any Indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any Indebtedness issued with original issue discount. Indebtedness shall not include liabilities for taxes of any kind.

“Senior Debt” with respect to us means Indebtedness (including any monetary obligation in respect of the Credit Agreement (including without limitation any such obligations thereunder relating to fees, costs and expenses incurred after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law), and interest, whether or not allowable, accruing on Indebtedness incurred pursuant to the Credit Agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law) of ours arising under the Credit Agreement or any other Indebtedness of ours, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us.

Notwithstanding anything to the contrary in the foregoing paragraph, Senior Debt shall not include:

•	Indebtedness of or amounts owed by us for compensation to employees, or for goods or materials purchased or for services obtained in the ordinary course of business;

•	our Indebtedness to any of our subsidiaries;

•	our Indebtedness that expressly provides that it shall not be senior in right of payment to the Debentures or expressly provides that it is on the same basis as or junior to the Debentures; or

•	our existing 6 7/8% Convertible Subordinated Notes due 2007.

“Exchange Rate Contract” means, with respect to any person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, the principal purpose of which is to provide protection against fluctuations in currency exchange rates. An Exchange Rate Contract may also include an Interest Rate Agreement.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applied on a consistent basis.

“Guarantee” means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Interest Rate Agreement” means, with respect to any person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement the principal purpose of which is to protect the party indicated therein against fluctuations in interest rates.

Interest

The Debentures bear cash interest at a variable rate of interest, which we describe below, on the original principal amount from the issue date, or from the most recent date to which interest has been paid or provided for. Cash interest will be payable quarterly in arrears on February 6, May 6, August 6 and November 6 of each year, commencing on November 6, 2003, to holders of record at the close of business on the January 21, April 21, July 21 and October 21 immediately preceding such interest payment date. Each payment of cash interest on the Debentures includes interest accrued through the day before the applicable interest payment date (or repurchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day, provided that if such date is a maturity date no additional interest will accrue.

The variable interest rate will be equal to a rate of 3-month LIBOR plus 1.65% per annum and will be reset quarterly. The variable interest rate was set on August 6, 2003, and will be reset each February 6, May 6, August 6 and November 6, commencing November 6, 2003. If any variable interest rate reset date would otherwise be a day that is not a business day, that reset date is postponed to the next succeeding business day, except if that business day falls in the next succeeding calendar month, that reset date is the immediately preceding business day. The variable interest rate is calculated using the actual number of days elapsed between the variable interest rate reset dates divided by 360. If interest is not paid when due on any cash interest payment date, such unpaid interest will start accruing at the new variable interest rate in effect following such cash interest payment date.

There are two exceptions to the preceding two paragraphs:

•	In general, we will not pay accrued and unpaid interest on any Debentures that are converted into our common stock. See “—Conversion Rights.” If a holder of Debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued and unpaid interest on those Debentures, notwithstanding the conversion of those Debentures prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders Debentures for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts Debentures (i) that are called by us for redemption prior to August 11, 2007, (ii) that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date or (iii) between the record date for the final interest payment date and the opening of business on the final interest payment date. Accordingly, if a holder elects to convert its Debentures between the record date for the final interest payment date and the opening of business on the final interest payment date or if we elect to redeem Debentures on a date that is prior to August 11, 2007 or after a record date but prior to the corresponding interest payment date and a holder of Debentures selected for redemption chooses to convert those Debentures, the holder will not be required to pay us, at the time that holder surrenders those Debentures for conversion, the amount of interest it would have received on the interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem the Debentures on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the Debentures being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those Debentures.

Except as provided below, we will pay interest on:

•	global Debentures to DTC in immediately available funds;

•	any definitive Debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those Debentures; and

•	any definitive Debentures having an aggregate principal amount of more than $5,000,000 by check mailed to the holders of those Debentures or wire transfer in immediately available funds if requested by the holders of those Debentures.

At maturity we will pay interest on the definitive Debentures at our office or agency in New York City which initially will be the principal corporate trust office of the trustee presently located at Wilmington Trust Company, c/o Computershare Investor Services, 80 Pine Street, New York, New York 10005.

We will pay principal on:

•	global Debentures to DTC in immediately available funds; and

•	any definitive Debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Interest on the Debentures will be computed using the actual number of days elapsed between the Reset dates divided by 360.

If any interest payment date (other than an interest payment date coinciding with the maturity date or earlier redemption date or repurchase date) of a Debenture falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day, provided that, if that business day falls in the next succeeding calendar month, the interest payment date will be brought forward to the immediately preceding business day.

If the maturity date, redemption date or repurchase date of a Debenture would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the maturity date, redemption date or repurchase date to such next succeeding business day. The term “business day” means, with respect to any Debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close, provided that day is also a London banking day. The term London banking day is defined below under “—3-month LIBOR.”

3-month LIBOR

Wilmington Trust Company, as calculation agent, will determine 3-month LIBOR on the second London banking day preceding the related reset date, which we refer to as the rate/yield determination date.

“3-month LIBOR” means, as of any reset date:

(a)	the blended rate for three-month deposits in United States dollars commencing on such reset date, that appears on the Moneyline Telerate Page 3750 as of 11:00 A.M., London time, on the rate/yield determination date; or

(b)	if fewer than two source rates are used to calculate the blended rate, or if no rate appears on the particular rate/yield determination date on the Moneyline Telerate Page 3750, the rate calculated as the arithmetic mean of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the related reset date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that rate/yield determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(c)	if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated as the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York time, on the particular rate/yield determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks for a period of three months and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(d)	if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), the current 3-month LIBOR in effect from the immediately preceding rate/yield determination date.

For purposes of clauses (b) and (c) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward.

“Moneyline Telerate Page 3750” means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

“London banking day” means a day on which commercial banks are open for business, including dealings in United States dollars, in London.

“Business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City.

Conversion Rights

You may convert any outstanding Debentures into shares of our common stock, subject to the conditions described below, at an initial conversion rate of 42.7305 per $1,000 principal amount (which represents an initial conversion price of approximately $23.40 per share). The conversion rate is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the Debentures. Instead, we will pay the cash value of such fractional shares based upon the sale price of our common stock on the business day immediately preceding the conversion date. You may convert Debentures only in denominations of $1,000 principal amount and integral multiples thereof.

You may surrender Debentures for conversion into shares of our common stock prior to the stated maturity in the following circumstances:

•	on any date prior to August 6, 2021, during any fiscal quarter after the fiscal quarter ending September 30, 2003 (and only during such fiscal quarter) if the sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	on any date on or after August 6, 2021, at any time after the sale price of our common stock exceeds 120% of the then current conversion price.

•	during the five trading day period immediately following any ten consecutive trading day period in which the market price per $1,000 principal amount of Debentures for each day of such period was less than 98% of the product of (a) the sale price of our common stock on that day, multiplied by (b) the conversion rate on each such day, provided, however, that if, on the date of any conversion pursuant to this 98% market price condition, the sale price of our common stock is greater than the conversion price and less than or equal to 120% of the conversion price, then a holder surrendering Debentures for such conversion will receive common stock with a value equal to the principal amount of such holder’s Debentures so surrendered as of the conversion date;

•	if we have called the Debentures for redemption; or

•	upon the occurrence of specified corporate transactions discussed below.

As used herein, the “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) as reported in composite transactions for the principal U.S. securities exchange on which the common stock is traded or, if the common stock is not listed on a U.S. national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation system. In the absence of such a quotation, the board of directors of Mentor Graphics will make a good faith determination of the sale price.

The “market price” of a Debenture on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of Debenture obtained by the trustee for $5,000,000 principal amount of Debentures at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, which may include any of the initial purchasers, provided that if at least three such bids cannot be reasonably obtained by the trustee, but two bids are obtained, then the average of the two bids will be used, and if only one such bid can be reasonably obtained by the trustee, this one bid will be used. If:

•	the trustee, through the exercise of reasonable efforts, is unable to obtain at least one bid from a securities dealer, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the Debentures,

then the market price of the Debentures will be deemed to be less than 98% of the product of (a) the then-applicable conversion rate of the Debentures, multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted. The trustee shall not be required to determine the market price of the Debentures unless requested in writing by us. We will have no obligation to make that request unless a holder of Debentures provides us with reasonable evidence that the trading price of the Debentures may be less than 98% of the product of (a) the sale price of our common stock on that day, multiplied by (b) the conversion rate on each such day. If a holder provides such evidence, we will instruct the trustee to determine the trading price of the Debentures for the applicable period.

Conversion upon Satisfaction of Market Price Conditions

On any date prior to August 6, 2021, you may surrender any of your Debentures for conversion into shares of our common stock during any fiscal quarter after the fiscal quarter ending September 30, 2003 (and only during such fiscal quarter) if the sale price of our common stock for a least 20 trading days in 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day.

On any date on or after August 6, 2021, you may surrender any of your Debentures for conversion into shares of our common stock at any time when the sale price of our common stock exceeds 120% of the current conversion price.

You may surrender any of your Debentures for conversion into shares of our common stock during the five trading day period immediately following any 10 consecutive trading day period in which the market price per $1,000 principal amount of the Debentures for each day of such period was less than 98% of the product of (1) the sale price of our common stock on that day, multiplied by (2) the number of shares issuable upon conversion of $1,000 principal amount of the Debentures on each such day; provided, however, that if, on the date of any conversion pursuant to this 98% market price condition, the sale price of our common stock is greater than the conversion price and less than or equal to 120% of the conversion price, then a holder surrendering Debentures for such conversion will receive common stock with a value equal to the principal amount of such holder’s Debentures so surrendered as of the conversion date. Any shares of common stock delivered will be valued at the sale price of our common stock on the conversion date. We will deliver the shares to you on the fourth trading day following the conversion date.

Conversion upon Notice of Redemption

You may surrender for conversion any Debentures we call for redemption at any time prior to the close of business on the business day immediately preceding the redemption date, even if the Debentures are not otherwise convertible at that time.

Conversion upon Specified Corporate Transactions

Even if none of the conditions described above has occurred, if we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days, our common stock at less than the current market price (as defined in the indenture) at the time;

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10.0% of the sale price of our common stock on the business day immediately preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock a cash dividend,

we must notify the holders of Debentures at least 20 days prior to the ex-dividend date for such distribution. Once we have given that notice, holders may surrender their Debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

In addition, if either:

•	we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property, or

•	a change of control occurs, or

•	an event occurs that would have been a change of control but for the existence of one of the change of control exceptions under “—Repurchase of Debentures upon the Occurrence of a Change of Control,”

then you may surrender Debentures for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a Debenture into our common stock will be changed into a right to convert the Debentures into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its Debentures immediately prior to the transaction. If the transaction also constitutes a “Change of Control,” as defined below, the holder can require us to purchase all or a portion of its Debentures as described under “Repurchase of Debentures upon the Occurrence of Change of Control. If you have exercised your right to require us to repurchase your Debentures as described under “—Repurchase of Debentures upon the Occurrence of a Change of Control,” you may convert your Debentures into our common stock only if you withdraw your change of control repurchase notice and convert your Debentures prior to the close of business on the business day immediately preceding the applicable repurchase date.

Conversion Procedures

By delivering to the holder the number of shares issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the Debentures. As a result, any accrued and unpaid interest to the conversion date will be deemed to be canceled, extinguished or forfeited upon conversion. We will not adjust the conversion rate to account for any accrued and unpaid interest or accrued and unpaid liquidated damages, if any.

If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued on those Debentures, notwithstanding the conversion of Debentures prior to the interest payment date, assuming you were the holder of record on the corresponding record date. However, at the time you surrender any Debentures for conversion, you must pay us an amount equal to the interest that has accrued and that will be paid on the Debentures being converted on the interest payment date. The preceding sentence does not apply (i) to Debentures called by us for redemption prior to August 11, 2007, (ii) to Debentures that are converted after being called by us for redemption after a record date for an interest payment date but prior to the corresponding interest payment date or (iii) if you submit your Debentures for conversion between the record date for the final interest payment date and the opening of business on the final interest payment date. If in the case of (i), (ii) or (iii) above you choose to convert your Debentures, you will not be required to pay us at the time you surrender your Debentures for conversion the amount of interest on the Debentures you would receive on the date that has been fixed for redemption.

You will not be required to pay any transfer taxes or duties directly relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own.

Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

To convert an interest in a global Debenture, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive Debenture, you must:

•	complete the conversion notice on the back of the Debenture (or a facsimile thereof);

•	deliver the completed conversion notice and the Debenture to be converted to the specified office of the conversion agent; and

•	pay all taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The Debentures will be deemed to have been converted on the conversion date. A certificate for the number of shares of common stock into which the Debentures are converted (and cash in lieu of any fractional shares) will be delivered to you as soon as practicable on or after the conversion date.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occur:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we issue to all holders of common stock certain rights or warrants to purchase our common stock at a price per share less than the then current market price per share;

(3)	we subdivide or combine our common stock;

(4)	we distribute to all holders of our common stock, capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash distributions listed in (5) below;

(5)	before the fourth anniversary of the date of original issuance of the Debentures, we make a cash dividend or distribution, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, to all holders of common stock;

(6)	we or one of our subsidiaries make a payment in respect of a tender offer for our common stock that, together with any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of the tender offer for which we have made no adjustment, exceeds 10% of our market capitalization on the expiration of such tender offer; or

(7)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will be made only if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of our common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

After the fourth anniversary of the original issuance of the Debentures, we will not adjust the conversion rate upon our distribution to holders of our common stock of any cash dividend. A significant cash dividend could adversely affect the trading price of the Debentures.

To the extent that we have a rights plan in effect upon conversion of the Debentures into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Debentures you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the Debentures into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Tax Considerations—Consequences to U.S. Holders—Conversion of the Debentures.”

To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate . However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate.

Optional Redemption by Us

Prior to August 6, 2007, the Debentures will not be redeemable at our option. Beginning on August 6, 2007, we may redeem the Debentures for cash at any time as a whole, or from time to time in part, at the following redemption prices expressed as a percentage of principal amount:

Period	Redemption Price
Beginning on August 6, 2007 and ending on August 5, 2008	102.42%
Beginning on August 6, 2008 and ending on August 5, 2009	101.61%
Beginning on August 6, 2009 and ending on August 5, 2010	100.81%

and 100% on August 6, 2010 and at all times thereafter. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date. We will give at least 20 days’ but not more than 60 days’ notice of redemption by mail to holders of Debentures. Debentures or portions of Debentures called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

If we do not redeem all of the Debentures, the trustee will select the Debentures to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any Debentures are to be redeemed in part only we will issue a new Debenture or Debentures in principal amount equal to the unredeemed principal portion thereof. If a portion of your Debentures is selected for partial redemption and you convert a portion of your Debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase at Option of the Holder

You have the right to require us to repurchase your Debentures on August 6, 2010, 2013 or 2018. We will be required to repurchase any outstanding Debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the Debentures listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a Debenture will be equal to 100% of its principal amount plus accrued and unpaid interest to the repurchase date.

Your right to require us to repurchase Debentures is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

The repurchase notice must state:

•	if certificated Debentures have been issued, the Debenture certificate numbers (or, if your Debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of Debentures to be repurchased, which must be in $1,000 multiples; and

•	that the Debentures are to be repurchased by us pursuant to the applicable provisions of the Debentures and the Indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn Debentures;

•	if certificated Debentures have been issued, the certificate numbers of the withdrawn Debentures (or, if your Debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all Debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their Debentures.

Payment of the repurchase price for a Debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the Debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the Debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the Debenture on the business day following the repurchase date, then, on and after the date:

•	the Debenture will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the Debenture has been made or the Debenture has been delivered to the paying agent, and all other rights of the Debenture holder will terminate, other than the right to receive the repurchase price upon delivery of the Debenture.

Our ability to repurchase Debentures with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding Debenture on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See “Risk Factors—We may not have the ability to repurchase the Debentures.”

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.

Repurchase of Debentures upon the Occurrence of a Change of Control

A holder may require us to purchase any outstanding Debentures for which the holder has properly delivered and not withdrawn a written notice only upon the occurrence of a change of control.

If a change of control, as described below, occurs, you will have the right (subject to certain exceptions set forth below) to require us to repurchase all of your Debentures not previously called for redemption, or any portion of those Debentures that is equal to $1,000 in principal amount or integral multiples thereof, at a purchase price equal to 100% of the principal amount of all Debentures you require us to repurchase plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, on those Debentures to the repurchase date. We will pay the repurchase price in cash. Notwithstanding the foregoing, we may be required to offer to repurchase our Senior Debt prior to the Debentures, upon a change of control, if similar change of control offers are or will be required by our Senior Debt.

Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right. The repurchase date will be a date set by us that is no earlier than 25 days and no later than 35 days after the date on which we give notice of a change of control. To exercise the repurchase right, you must deliver prior to the close of business on the business day that is five business days prior to the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the Debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

A “change of control” will be deemed to have occurred at such time after the original issuance of the Debentures when any of the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•	the first day on which a majority of the members of the board of directors of Mentor Graphics are not continuing directors; or

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

•	any transaction pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation.

However, a change of control will not be deemed to have occurred if:

•	the last sale price of our common stock for any five trading days during the 10 trading days immediately before the change of control is equal to at least 105% of the conversion price; or

•	all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change of control, consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the Debentures become convertible solely into that common stock.

Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Debentures. We will comply with this rule and file a Schedule TO (or any similar schedule) to the extent applicable at that time.

The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your Debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

If the paying agent holds money sufficient to pay the purchase price of the Debentures which holders have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those Debentures will cease to be outstanding and liquidated damages, if any, on those Debentures will cease to accrue, whether or not the Debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Debentures.

The foregoing provisions would not necessarily protect holders of the Debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the Debentures but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

Our ability to repurchase Debentures upon the occurrence of a change of control is subject to important limitations. Our ability to repurchase the Debentures may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements or Senior Debt. In addition, the occurrence of a change of control could cause an event of default under, or be prohibited or limited by the terms of, our Senior Debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price in cash for all the Debentures that might be delivered by holders of Debentures seeking to exercise the repurchase right.

The change of control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of our company. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the change of control purchase feature is a standard term contained in securities similar to the Debentures.

Merger and Sales of Assets

The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all of our obligations under the Debentures and the indenture; and

•	we or such successor is not then or immediately thereafter in default under the indenture.

The occurrence of certain of the foregoing transactions could constitute a change of control.

This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

Each of the following constitutes an event of default under the indenture:

•	a default in our obligation to repurchase Debentures upon the occurrence of a change of control;

•	a default in our obligation to redeem Debentures after we have exercised our redemption option;

•	a default in our obligation to pay any accrued and unpaid interest when due and payable, and continuance of such default for a period of 30 days;

•	a default in our obligation to pay any liquidated damages when due and payable, and continuance of such default for a period of 30 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the Debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Debentures then outstanding;

•	our failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Mentor Graphics or our designated subsidiaries in an aggregate amount of $30 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary.

A “designated subsidiary” shall mean any existing or future, direct or indirect, subsidiary of Mentor Graphics whose assets constitute 15% or more of the total assets of Mentor Graphics on a consolidated basis.

The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the Debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first four bullets above.

If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the Debentures plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the Debentures then outstanding may declare the Debentures due and payable at their issue price plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Debentures then outstanding upon the conditions provided in the indenture.

The indenture provides that the holders of a majority in aggregate principal amount of the Debentures then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee and that the trustee shall not be liable for any action taken or omitted to be taken by it in good faith upon such request.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the Debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each Debenture affected by such change to:

•	change the maturity of any Debenture or the payment date of any installment of interest or liquidated damages payable on any Debentures;

•	reduce the principal amount of, or any liquidated damages, redemption price or change of control purchase price on, any Debenture;

•	reduce the interest rate on the Debentures;

•	impair or adversely affect the conversion rights of any holder of Debentures;

•	change the currency of payment of the Debentures or interest or liquidated damages thereon;

•	alter the manner of calculation or rate of accrual of liquidated damages on any Debenture or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any Debenture;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights of holders upon the occurrence of a change of control;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of Debentures;

•	reduce the percentage in aggregate principal amount of Debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of Debentures outstanding required for any other waiver under the indenture.

Changes Requiring Majority Approval

The indenture (including the terms and conditions of the Debentures) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the Debentures at the time outstanding.

Changes Requiring No Approval

The indenture (including the terms and conditions of the Debentures) may be modified or amended by us and the trustee, without the consent of the holder of any Debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of Debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of Debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of Debentures in the case of a merger, consolidation, conveyance, transfer or lease;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of Debentures;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	evidencing and providing for the acceptance of appointment under the indenture of a successor trustee;

•	making any changes or modifications necessary in connection with the registration of the Debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Debentures in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Debentures in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Debentures in any material respect.

Form, Denomination and Registration

Denomination and Registration. The Debentures will be issued in fully registered form in denominations of $1,000 principal amount and integral multiples thereof.

Global Debentures. Book-Entry Form. Debentures will be evidenced by one or more global Debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Debentures directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global Debentures, Cede & Co. for all purposes will be considered the sole holder of the global Debentures. Except as provided below, owners of beneficial interests in the global Debentures:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global Debentures.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, interest and liquidated damages, if any, on the global Debentures to Cede & Co., the nominee of DTC, as the registered owner of the global Debentures. None of Mentor Graphics, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global Debentures to owners of beneficial interests in the global Debentures.

It is DTC’s current practice, upon receipt of any payment of principal, interest and liquidated damages, if any, on the global Debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Debentures represented by the global Debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Debentures represented by the global Debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your Debentures into common stock pursuant to the terms of the Debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Debentures represented by global Debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither Mentor Graphics nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Debentures, including, without limitation, the presentation of Debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Debentures are credited and only for the principal amount of the Debentures for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Debentures to be issued in definitive form in exchange for the global Debentures. None of Mentor Graphics, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global Debentures.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Governing Law

The indenture and the Debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee and Transfer Agent

Wilmington Trust Company, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the Debentures. American Stock Transfer & Trust is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

Calculations in Respect of Debentures

We or our agents will be responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determination of the market price of our common stock. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of Debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, no par value per share, and 1,200,000 shares of incentive stock, no par value per share. As of December 31, 2004, approximately 76,430,000 shares of common stock were issued and outstanding. As of December 31, 2004, there were no shares of incentive stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.

The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in our discretion, from funds legally available therefore and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of our current credit agreement restrict our ability to declare or pay dividends on our common stock. Upon liquidation or dissolution of our company subject to prior liquidation rights of the holders of incentive stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock are, and all shares of common stock issued upon conversion of the Debentures being offered in this Prospectus will be, fully paid and non-assessable by us.

Incentive Stock

The board of directors has the authority, without action by the shareholders, to designate and issue the incentive stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of incentive stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such incentive stock. However, the effects might include, among other things, restricting dividends on the common stock and impairing the liquidation rights of the common stock.

Shareholder Rights Plan

On February 10, 1999, the board of directors adopted a Shareholder Rights Plan and declared a dividend distribution of one incentive share purchase right (a “Right”) for each outstanding share of common stock, payable to holders of record on March 5, 1999 and any shares that become outstanding before the earlier of the triggering or expiration of the Rights. Under certain conditions, each Right may be exercised to purchase 1/100 of a share of Series A Junior Participating Incentive Stock at a purchase price of $95, subject to adjustment. The Rights are not presently exercisable and will only become exercisable if a person or group other than exempted parties acquires or commences a tender or exchange offer to acquire 15% of the common stock. If a person or group acquires 15% of the common stock, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock (or, in certain circumstances, our other assets) having a value equal to two times the exercise price of the Right or each Right will be adjusted to entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending on the circumstances. The Rights expire on February 10, 2009, may be redeemed by us for $0.01 per Right, are terminated upon the consummation of a merger or acquisition transaction approved by the board of directors in advance of the Rights becoming exercisable and exercisable Rights may be exchanged for common stock at the option of the board of directors. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on our earnings.

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust, and its telephone number is (877) 777-0800.

SELLING SECURITYHOLDERS

On August 6, 2003, we issued all of the Debentures to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Fleet Securities, Inc., McDonald Investments Inc., a KeyCorp Company, Adams, Harkness & Hill, Inc., D.A. Davidson & Co., Needham & Company, Inc. and Wells Fargo Securities, LLC (each an “initial purchaser” and together, the “initial purchasers”). These initial purchasers then resold the Debentures to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A of the Securities Act. Based on representations made to us by the selling securityholders, we believe that the selling securityholders purchased the Debentures in the ordinary course of business and that at the time of the purchase of the Debentures, such selling securityholders had no agreements or understandings, directly or indirectly with any person to distribute such securities. All of the Debentures were issued as “restricted securities” under the Securities Act. Selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the Debentures and shares of common stock issuable upon conversion of the Debentures.

The following table sets forth information, as of March 28, 2005, with respect to the selling securityholders and the principal amounts of Debentures beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the Debentures or the common stock issuable upon conversion of the Debentures. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Debentures since the date on which they provided the information regarding their Debentures in transactions exempt from the registration requirements of the Securities Act. The percentage of Debentures outstanding beneficially owned by each selling securityholder is based on $110,000,000 aggregate principal amount of Debentures outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the Debentures. The percentage of common stock outstanding beneficially owned by each selling securityholder is based on 78,086,212 shares of common stock outstanding on March 25, 2005. The number of shares of common stock issuable upon conversion of the Debentures offered hereby is based on a conversion price of $23.40 per share and a cash payment in lieu of any fractional share. Assuming that all of the securities offered hereby are sold, none of the selling securityholders will hold greater than one percent of the total number of shares outstanding upon completion of these sales.

Name	Principal Amount of Debentures Beneficially Owned and Offered Hereby	Percentage of Debentures Outstanding	Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Common Stock Outstanding (2)	Conversion Shares Offered Hereby (3)
Advent Convertible Master (Cayman) L.P. (ACM) (8)	6,929,000	6.30%	296,111	*	296,111
Alpha U.S. Sub Fund 4 LLC (ACM) (8)	279,000	*	11,923	*	11,923
Barclays Global Investors Diversified Alpha Plus Fund (17)	432,000	*	18,462	*	18,462
Bear, Stearns & Co. & Inc. (4) (9)	1,000,000	*	42,735	*	42,735
Citadel Credit Trading Ltd. (5) (13)	1,250,000	1.14%	53,419	*	53,419
Citigroup Global Markets Ltd. (5) (22)	2,000,000	1.82%	85,470	*	85,470
CNH CA Master Account, LP. (27)	100,000	*	4,274	*	4,274
Continental Assurance Company on behalf of its separate account (E) (5) (10)	700,000	*	29,915	*	29,915
Continental Casualty Company (5) (10)	5,800,000	5.27%	247,863	*	247,863
CQS Convertible & Quantitative Strategies Master Fund Limited (11)	9,350,000	8.50%	399,573	*	399,573
DKR SoundShore Strategic Holding Fund Ltd. (20)	2,000,000	1.82%	85,470	*	85,470
DBAG London (5) (26)	250,000	*	10,684	*	10,684
Forest Fulcrum Fund LP (4) (17)	1,199,000	1.09%	51,239	*	51,239
Forest Global Convertible Fund, Ltd., Class A-5 (17)	4,603,000	4.18%	196,709	*	196,709
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio (17)	1,319,000	1.20%	56,368	*	56,368
FrontPoint Convertible Arbitrage Fund, L.P. (21)	4,000,000	3.64%	170,940	*	170,940
Goldman, Sachs & Co. (4) (23)	11,500,000	10.45%	599,576	*	491,453
Goldman, Sachs International (5) (24)	10,000,000	9.09%	454,042	*	427,350
HFR Arbitrage Fund (ACM) (8)	418,000	*	17,863	*	17,863

Name	Principal Amount of Debentures Beneficially Owned and Offered Hereby	Percentage of Debentures Outstanding	Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Common Stock Outstanding (2)	Conversion Shares Offered Hereby (3)
KBC Financial Products USA Inc. (4) (12)	1,100,000	1.00%	47,009	*	47,009
LCT Limited (17)	396,000	*	16,923	*	16,923
Lyxor (8)	732,000	*	31,282	*	31,282
Lyxor/Forest Fund Ltd. (17)	1,810,000	1.65%	77,350	*	77,350
Merrill Lynch Pierce Fenner & Smith Inc. (4) (29)	190,000	*	8,120	*	8,120
Onyx Fund Holdings, LDC (28)	7,500,000	6.82%	320,513	*	320,513
RBC Alternative Assets LP (17)	384,000	*	16,410	*	16,410
Relay 11 Holdings Co. (17)	276,000	*	11,795	*	11,795
Salomon Brothers Asset Management, Inc. (5) (25)	9,700,000	8.82%	414,530	*	414,530
Sphinx Convertible Arbitrage SPC (17)	204,000	*	8,718	*	8,718
Sunrise Partners Limited Partnership (5) (19)	16,000,000	14.55%	683,847	*	683,761
Tag Associates (ACM) (8)	57,000	*	2,436	*	2,436
Timberpass Trading LLC (30)	122,000	*	5,214	*	5,214
Timberpass Trading Institutional LLC (30)	52,000	*	2,222	*	2,222
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited (14)	3,000,000	2.73%	128,205	*	128,205
Univest Convertible Arbitrage Fund Ltd. (18)	310,000	*	13,248	*	13,248
Wachovia Bank National Association (5) (15)	13,000,000	11.82%	555,556	*	555,556
Wachovia Securities LLC (4) (16)	1,000,000	*	42,735	*	42,735
White River Securities L.L.C. (9)	1,000,000	*	42,735	*	42,735
Xavex Convertible Arbitrage 4 Fund (17)	192,000	*	8,205	*	8,205
Zurich Institutional Benchmarks Master Fund Ltd. (17)	875,000	*	37,393	*	37,393

Total (6) (7)	110,000,000	100.00%	4,835,756	5.68%	4,700,855

*	Less than one percent of the Debentures or common stock outstanding, as applicable

(1)	Includes shares of common stock issuable upon conversion of the Debentures, assuming a conversion price of $23.40 and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Debentures—Conversion Rights.”

(2)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934 using 78,086,212 shares of common stock outstanding on March 25, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s Debentures. However, we did not assume the conversion of any other holder’s Debentures.

(3)	Consists of shares of common stock issuable upon conversion of the Debentures, assuming a conversion price of $23.40 per share and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Debentures—Conversion Rights.”

(4)	Selling securityholder is a broker-dealer and is deemed to be an underwriter.

(5)	Selling securityholder is an affiliate of a broker-dealer. Each affiliate has represented to us that it acquired its Debentures in the ordinary course of business and at the time of the purchase of its Debentures such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the Debentures.

(6)

Additional selling securityholders not named in this prospectus will be not be able to use this prospectus for resales until they are named in the selling securityholder table by post-effective amendment. Transferees, successors and donees of identified selling securityholders will not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment. We will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus. We will add transferees, successors and donees by post-effective amendment in all other instances.

(7)	The sum of the listed principal amount of debentures beneficially owned by selling securityholders is more than $110,000,000 because certain of the selling securityholders may have transferred debentures pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we have received beneficial ownership information from additional selling securityholders without receipt of corresponding information from the securityholders that sold such amounts. The maximum principal amount of debentures that may be sold under this prospectus will not exceed $110,000,000.

(8)	Paul Leutronica, the Vice President of Operations of Advent Capital Management LLP, has the power to direct the voting and disposition of the securities held by Advent Convertible Master (Cayman) L.P. (ACM), Alpha U.S. Sub Fund 4 LLC (ACM), HFR Arbitrage Fund (ACM), Tag Associates (ACM) and Lyxor.

(9)	David Liebowitz and Yan Erlikh, portfolio managers at Bear Stearns Companies, have the power to direct the voting and disposition of the securities held by Bear, Stearns & Co. & Inc. and White River Securities L.L.C.

(10)	Scott Schaefer, portfolio manager for CNA Holding Corp., has the power to direct the voting and disposition of the securities held by Continental Assurance Company on behalf of its separate account (E) and Continental Casualty Company.

(11)	Paul Casey and Ali Khoram of CQS Management Limited have the power to direct the voting and disposition of the securities held by CQS Convertible & Quantitative Strategies Master Fund Limited.

(12)	KBC Financial Products USA Inc. exercises voting and investment control over any shares of common stock issuable upon conversion of the Debentures owned by this selling holder. Mr. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.

(13)	Citadel Limited Partnership (“Citadel”) is the trading manager of Citadel Credit Trading Ltd. and consequently has investment discretion over securities held by Citadel Credit Trading Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Credit Trading Ltd. Kenneth C. Griffin indirectly controls Citadel and therefore has ultimate investment discretion over securities held by Citadel Credit Trading Ltd. Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Credit Trading Ltd.

(14)	UBS AG, a publicly held entity, wholly-owns UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited.

(15)	Wachovia Bank National Association, a publicly held entity and wholly-owned subsidiary of Wachovia Corporation, has the power to direct the voting and disposition of the securities held by Wachovia Bank National Association.

(16)	Wachovia Securities LLC, a publicly held entity and wholly-owned subsidiary of Wachovia Corporation, has the power to direct the voting and disposition of the securities held by Wachovia Securities LLC.

(17)	Michael A. Boyd of Michael A. Boyd Inc., general partner of Forest Partners II L.P., has the power to direct the voting and disposition of the securities held by LCT Limited, Forest Fulcrum Fund LP, Barclays Global Investors Diversified Alpha Plus Fund, Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio, Zurich Institutional Benchmarks Master Fund Ltd., Forest Global Convertible Fund, Ltd., Class A-5, Lyxor/Forest Fund Ltd., Relay 11 Holdings Co., Sphinx Convertible Arbitrage SPC, Xavex Convertible Arbitrage 4 Fund and RBC Alternative Assets LP.

(18)	Terri Engelman Rhoads, director of Univest Convertible Arbitrage Fund Ltd., has the power to direct the voting and disposition of the securities held by Univest Convertible Arbitrage Fund Ltd.

(19)	S. Donald Sussman, 100% owner of Dawn General Partner Corp., general partner of Sunrise Partners Limited Partnership, has the power to direct the voting and disposition of the securities held by Sunrise Partners Limited Partnership.

(20)

DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. For shares included in this table, Manan Rawal, portfolio manager/trader, has voting discretion and trading authority over the Fund.

(21)	Arthur Lev and Julio Garcia, senior vice presidents of FrontPoint Convertible Arbitrage Fund G.P., LLC, general partner of FrontPoint Convertible Arbitrage Fund, L.P., have the power to direct the voting and disposition of the securities held by FrontPoint Convertible Arbitrage Fund, L.P.

(22)	Steven Ciampi, managing director of Citigroup Global Markets Ltd., has the power to direct the voting and disposition of the securities held by Citigroup Global Markets Ltd.

(23)	Goldman, Sachs & Co., a publicly held entity, has the power to direct the voting and disposition of the securities held by Goldman, Sachs & Co.

(24)	Goldman, Sachs & Co., a publicly held entity, wholly-owns Goldman, Sachs International.

(25)	Citigroup, Inc., a publicly held entity, wholly-owns Salomon Brothers Asset Management, Inc.

(26)	Dan Azzi has the power to direct the voting and disposition of the securities held by DBAG London.

(27)	CNH Partners, LLC is the Investment Adviser of the selling securityholder and has sole voting and dispositive power over these securities. The principals of the Investment Adviser are: Robert Krail, Mark Mitchell and Todd Pulvino.

(28)	Onyx Capital Management, LLC (“Onyx”) is the investment adviser to Onyx Fund Holdings, LDC and consequently has voting control and investment discretion over securities held by Onyx Fund Holdings, LDC. Onyx disclaim beneficial ownership of the shares beneficially owned by Onyx Fund Holdings, LDC. Andrew Royce indirectly controls Onyx and has the power to direct the voting and disposition of the securities held by Onyx Fund Holdings, LDC. Mr. Royce also disclaims beneficial ownership of the shares held by Onyx Fund Holdings, LDC.

(29)	Merrill Lynch Pierce Fenner & Smith Inc., a publicly held entity, has the power to direct the voting and disposition of the securities held by Merrill Lynch Pierce Fenner & Smith Inc.

(30)	Brian Grad and Tom Curran have the power to direct the voting and disposition of the securities held by Timberpass Trading LLC and Timberpass Trading Institutional LLC.

To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the Staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act. With respect to selling securityholders that are affiliates of broker-dealers, they have represented to us that such entities acquired their Debentures in the ordinary course of business and at the time of the purchase of their Debentures such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute those Debentures.

To the extent that we determine that such entities did not acquire their Debentures in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

Information concerning other selling securityholders will be set forth in prospectus supplements or post-effective amendments from time to time, if and as required. Information concerning the securityholders may change from time to time and any changed information will be set forth in post-effective amendments or prospectus supplements if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the Debentures, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the Debentures are convertible may increase or decrease.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the Debentures and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the Debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the Debentures and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the Debentures or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the Debentures or the underlying common stock offered by them hereby will be the purchase price of the Debentures or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the Debentures for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the Debentures.

In order to comply with the securities laws of some states, if applicable, the Debentures and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Profits on the sale of the Debentures and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

A selling securityholder may decide not to sell any Debentures or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the Debentures or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the Debentures and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the Debentures and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific Debentures or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

We entered into the registration rights agreement for the benefit of holders of the Debentures to register their Debentures and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and Mentor Graphics will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Debentures and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the Debentures and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the Debentures and common stock into which the Debentures are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who hold the Debentures and the common stock into which such Debentures are convertible as capital assets. This summary also does not address the effect of the United States federal estate or gift tax laws on U.S. holders (as defined below) or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that own, or are deemed to own, more than five percent of our Company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the United States dollars;

•	persons who hold the Debentures as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the Debentures or common stock under the constructive sale provisions of the Code.

In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of the partnership and each partner of such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Partnerships which hold the Debentures or common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a U.S. holder of the Debentures. Certain consequences to “non-U.S. holders” of the Debentures are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a holder of a Debenture that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes, or partnership or other entity taxable as a partnership for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Interest

You generally must include interest paid on the Debentures as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes.

Market Discount

If you acquire a Debenture at a cost that is less than the stated redemption price (i.e., the principal) at maturity of the Debentures, the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, redemption or other disposition of a Debenture as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, principal payments and payments received upon the sale or exchange of a Debenture are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If you dispose of a Debenture with market discount in certain otherwise nontaxable transactions, you must include accrued market discount as ordinary income as if you had sold the Debenture at its then fair market value.

In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a Debenture-by-Debenture basis and is irrevocable.

With respect to Debentures with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the Debentures. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. Your tax basis in a Debenture will be increased by the amount of market discount included in your income under the election.

Amortizable Bond Premium

If you purchase a Debenture for an amount in excess of the stated redemption price at maturity, you will be considered to have purchased the Debenture with “amortizable bond premium” equal in amount to the excess. Generally, you may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the Debenture during the taxable year, using a constant yield method, over the remaining term of the Debenture (or, if it results in a smaller amount of amortizable premium, until an earlier call date). Under Treasury Regulations, the amount of amortizable bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the Debenture in prior accrual periods exceed the total amount treated by you as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the Debenture by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.

Sale, Exchange, Redemption or Other Disposition of the Debentures

Upon the sale, exchange (other than a conversion), redemption or other disposition of a Debenture, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or other disposition (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (ii) your adjusted tax basis in the Debenture. Your adjusted tax basis in a Debenture generally will equal the amount you paid for the Debenture and will be subsequently increased by market discount previously included in income in respect of the Debenture and will be reduced by any amortizable bond premium in respect of the Debenture which has been taken into account.

Any gain or loss recognized on a disposition of the Debenture will be capital gain or loss except as described under “Market Discount” above. Such capital gain or loss will be long-term capital gain or loss if you have held the Debenture for more than one year at the time of the sale, exchange, redemption or other disposition. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, generally will be subject to a reduced rate of United States federal income tax. Your ability to deduct capital losses may be limited.

Conversion of the Debentures

You generally will not recognize any income, gain or loss upon conversion of a Debenture into shares of common stock except with respect to cash received in lieu of a fractional share. Your aggregate tax basis in the shares of common stock received on conversion of a Debenture will be the same as your aggregate tax basis in the Debenture at the time of conversion (reduced by any basis allocable to a fractional share interest for which you received cash), and the holding period for such shares received on conversion generally will include the holding period of the Debenture converted. To the extent the fair market value of shares of common stock received is attributable to accrued interest, the fair market value of such stock will be taxable as ordinary interest income, your tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the date of conversion.

You will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “—Sale, Exchange, Redemption or Other Disposition of the Debentures,” above.

Constructive Distributions

Holders of convertible debt instruments such as the Debentures may, in certain circumstances, be deemed to have received distributions of stock if the conversion rate of such instruments is adjusted. However, adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments generally will not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Debentures (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Distributions” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Distributions

Distributions, if any, made on our common stock generally will be included in your income as dividend income to the extent of our current or accumulated earnings and profits as determined for federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction. Under recently enacted legislation, with respect to U.S. holders that are non-corporate taxpayers, for taxable years beginning after December 31, 2002 and before January 1, 2009, such dividends generally will be subject to tax at the lower applicable capital gains rate, provided certain holding period requirements are satisfied.

Sale, Exchange, Redemption or Other Disposition of Common Stock

Upon the sale, exchange, redemption or other disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange, redemption or other disposition and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange, redemption or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a Debenture are determined as discussed above under “—Conversion of the Debentures.” Your ability to deduct capital losses may be limited.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the Debentures and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the Debentures and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest paid on the Debentures, dividends paid on the common stock or with respect to proceeds received from a disposition of the Debentures or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain United States federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of the Debentures. For purposes of this discussion, a “non-U.S. holder” means a holder of Debentures that is not a U.S. holder.

In general, subject to the discussion below concerning backup withholding:

Interest

Payments of interest on the Debentures will not be subject to the 30% United States federal withholding tax, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your Debentures through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

If you cannot satisfy the requirements described above, a 30% United States federal withholding tax will apply to payments of interest on the Debentures, unless you provide us with a properly executed and updated (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the Debenture is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business.

If you are engaged in a trade or business in the United States and interest on a Debenture is effectively connected with your conduct of that trade or business, you will be required to pay United States federal income tax on that interest on a net income basis (although payments to you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. If you are eligible for the benefit of a tax treaty, effectively connected income generally will be subject to United States federal income tax only if it is attributable to a “permanent establishment” in the United States. In addition, if you are a foreign corporation, you may be required to pay a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States, provided the required information is properly furnished to the IRS.

Sale, Exchange, Redemption or Other Disposition of the Debentures or Common Stock

Any gain realized by you on the sale, exchange, redemption or other disposition of a Debenture (except with respect to accrued and unpaid interest, which would be taxable as described above) or a share of common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange, redemption or other disposition, and certain conditions are met; or

•	in the case of common stock, we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, you generally will be required to pay United States federal income tax on the net gain derived from the sale. If you are a corporation, then you may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If you are an individual described in the second bullet point above, you will be required to pay a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses recognized in the same taxable year, even though you are not considered a resident of the United States. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the Debentures or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Debentures

You generally will not recognize any income, gain or loss on the conversion of a Debenture into common stock. To the extent you receive cash in lieu of a fractional share of common stock upon conversion of a Debenture, you generally would be subject to the rules described under “—Consequences to Non-U.S. Holders-Sale, Exchange, Redemption or Other Disposition of the Debentures or Common Stock” above.

Dividends

In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion rate of the Debentures, see “—Consequences to U.S. Holders—Constructive Distributions” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed and updated IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

United States Federal Estate Tax

A Debenture held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such Debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. If you are an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes), your common stock will be subject to United States estate tax, unless an applicable United States estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under “—Consequences to Non-U.S. Holders-Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a Debenture or a share of common stock within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

Selected legal matters relating to the securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Francisco, California.

EXPERTS

The consolidated financial statements and schedule of Mentor Graphics Corporation and Subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses the opinion of KPMG LLP that we did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that internal controls over financial reporting related to the calculation of our income tax provision related to (i) the development of the income tax accounting amounts using a detailed checklist for each step of the related calculations, and (ii) review and final approval of the resulting proposed entries by our tax director, did not operate effectively as of December 31, 2004, and, accordingly, our income tax accounting calculations were found to be in error.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2004, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2005 Annual Meeting of Shareholders, filed with the SEC on March 16, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on April 29, 1985 with the SEC under Section 12 of Exchange Act.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the Debentures under this prospectus shall also be deemed to be incorporated in this prospectus by reference.

You may obtain copies of these documents from us without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) by writing to us at Mentor Graphics Corporation, 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777, or calling us at (503) 685-7000.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. We are required to disclose in such proxy statements certain information, as of particular dates, concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. Such reports, proxy statements and other information may be inspected at the SEC’s public reference facilities at Room 1024 — Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can also be obtained at prescribed rates by writing to the SEC’s Public Reference Section at the address set forth above, by calling (800) SEC-0330 or by accessing the SEC’s web site at www.sec.gov. Information contained in our web site is not part of this prospectus.

$110,000,000

Floating Rate Convertible Subordinated Debentures due 2023

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the registration for resale of the Floating Rate Convertible Subordinated Debentures due 2023. All of the amounts shown are estimates except the Securities and Exchange Commission (the “Commission”) registration fee.

Amount
Commission Registration Fee	$8,899
*Costs of Printing	5,000
*Legal Fees and Expenses	100,000
Accounting Fees and Expenses	83,000
*Miscellaneous Expenses	3,101

*Total	$200,000

*	Estimated

ITEM 15. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are an Oregon corporation. Article V of our bylaws indemnifies directors and officers to the fullest extent permitted by the Oregon Business Corporation Act (the “Act”). The effects of Article V are summarized as follows:

(a)	The Article grants a right of indemnification in respect of any action, suit, or proceeding (other than an action by or in the right of Mentor) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred, if the persons concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Mentor, and, with respect to any criminal action or proceeding had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction, or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

(b)	The Article grants a right of indemnification in respect of any action or suit by or in the right of Mentor against the expenses (including attorneys’ fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Mentor, except that no right of indemnification will be granted if the person is adjudged to be liable to us.

(c)	Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

(d)	We are required to promptly indemnify a director or officer unless it is determined by a majority of disinterested directors or by independent counsel that the person’s actions did not meet the relevant standard for indemnification. If the disinterested directors or independent counsel determine that indemnification is not required, the person seeking indemnification may petition a court for an independent determination. In any court action, we will have the burden of proving that indemnification would not be proper. Neither the disinterested directors’ failure to make a determination regarding indemnification for the claim nor an actual determination that the person failed to meet the applicable standard will be a defense to such action or create a presumption that the person is not entitled to indemnification.

(e)	We will advance to a director or officer the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director or officer affirms in good faith that he or she is entitled to indemnification and undertakes to repay any amount advanced if it is determined by a court that the person is not entitled to indemnification.

(f)	We may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities.

The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

We have also entered into Indemnity Agreements with all directors and officers. While the Indemnity Agreements in large part incorporate the indemnification provisions of the Act as described above, they vary from the Act in several respects. The Indemnity Agreements obligate us to provide the maximum indemnification protection allowed under Oregon law, which is intended to provide indemnification broader than that expressly authorized by the Act. The most significant effect of the Indemnity Agreements is to add indemnification for judgments and settlements of derivative lawsuits to the fullest extent permitted by law as may be limited by public policy considerations applied by the courts.

ITEM 16. INDEX TO EXHIBITS.

Number	Exhibit

3.1	Restated Articles of Incorporation of the Registrant, as amended. Incorporated by reference to Exhibit 4A to Mentor Graphics’ Registration Statement on Form S-3 (Registration No. 33-23024) and Exhibit 3B to Mentor Graphics’ Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

3.2	Bylaws of the Registrant. Incorporated by reference to Exhibit 3C to Mentor Graphics’ Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

4.1	Rights Agreement, dated as of February 10, 1999, between Mentor Graphics Corporation and American Stock, Transfer & Trust Co. Incorporated by reference to Exhibit 4.1 to Mentor Graphics’ Current Report on Form 8-K filed on February 19, 1999.

4.2	Indenture dated as of August 6, 2003.*

4.3	Form of Mentor Graphics Corporation Floating Rate Convertible Subordinated Debenture due 2023.*

4.4	Registration Rights Agreement dated as of August 6, 2003.*

5.1	Opinion of Latham & Watkins LLP.*

5.2	Opinion of Dean M. Freed.*

12.1	Statement of Computation of Ratios.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).*

23.3	Consent of Dean M. Freed (included in Exhibit 5.2).*

24.1	Power of Attorney (incorporated by reference in the signature page to the Registration Statement).*

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of Wilmington Trust Company (Form T-1).*

*	Filed previously.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilsonville, State of Oregon on this 28th day of March 2005.

MENTOR GRAPHICS CORPORATION

By:	/s/ Dean M. Freed
Dean M. Freed
Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 28, 2005.

Signature	Title

* Walden C. Rhines	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

* Gregory K. Hinckley	President (Principal Financial Officer)

* Anthony B. Adrian	Vice President, Corporate Controller (Principal Accounting Officer)

* Sir Peter Bonfield	Director

* Marsha B. Congdon	Director

* James R. Fiebiger	Director

* Kevin C. McDonough	Director

* Patrick McManus	Director

* Fontaine K. Richardson	Director

*	/s/ Dean M. Freed
Dean M. Freed
attorney-in-fact

EXHIBIT INDEX

Number	Exhibit
3.1	Restated Articles of Incorporation of the Registrant, as amended. Incorporated by reference to Exhibit 4A to Mentor Graphics’ Registration Statement on Form S-3 (Registration No. 33-23024) and Exhibit 3B to Mentor Graphics’ Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

3.2	Bylaws of the Registrant. Incorporated by reference to Exhibit 3C to Mentor Graphics’ Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

4.1	Rights Agreement, dated as of February 10, 1999, between Mentor Graphics Corporation and American Stock, Transfer & Trust Co. Incorporated by reference to Exhibit 4.1 to Mentor Graphics’ Current Report on Form 8-K filed on February 19, 1999.

4.2	Indenture dated as of August 6, 2003.*

4.3	Form of Mentor Graphics Corporation Floating Rate Convertible Subordinated Debenture due 2023.*

4.4	Registration Rights Agreement dated as of August 6, 2003.*

5.1	Opinion of Latham & Watkins LLP.*

5.2	Opinion of Dean M. Freed.*

12.1	Statement of Computation of Ratios.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).*

23.3	Consent of Dean M. Freed (included in Exhibit 5.2).*

24.1	Power of Attorney (incorporated by reference in the signature page to the Registration Statement).*

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of Wilmington Trust Company (Form T-1).*

*	Filed previously